UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE
              SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[  X   ]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                                       OR

[      ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]


              For the transition period from __________ to __________

                    Commission file number ____________________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Terex Corporation and Affiliates' 401(k) Retirement Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Terex Corporation
                          500 Post Road East, Suite 320
                           Westport, Connecticut 06880

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN


Financial Statements
December 31, 2004

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN


INDEX
--------------------------------------------------------------------------------

                                                                            Page
                                                                            ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......................1

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits............................2

   Statement of Changes in Net Assets Available for Benefits..................3

   Notes to Financial Statements............................................4-9

SUPPLEMENTAL SCHEDULES*:

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)............10

   Schedule of Nonexempt Transactions........................................11


     * Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm




To the Participants and Administrative Committee of the Terex Corporation and Affiliates'
401(k) Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP

Stamford, Connecticut
June 28, 2005

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31
--------------------------------------------------------------------------------

                                                                      2004                2003
                                                                -----------------   -----------------
ASSETS -
  Investments:
    Investments at fair value.................................  $   155,884,734     $   124,064,379
    Commingled pool of investments at fair value..............        2,648,665           2,164,995
    Investments at contract value.............................       10,490,915           9,897,084
    Participant loans.........................................        8,397,246           6,886,297
                                                                -----------------   -----------------

          Total investments...................................      177,421,560         143,012,755
                                                                -----------------   -----------------

  Receivables:
    Participants' contributions...............................          505,906             487,424
    Employer's contributions..................................          356,309             258,896
                                                                -----------------   -----------------

         Total receivables....................................          862,215             746,320
                                                                -----------------   -----------------


NET ASSETS AVAILABLE FOR BENEFITS.............................  $   178,283,775     $   143,759,075
                                                                =================   =================
























                 See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES'
401(K) RETIREMENT SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


ADDITIONS:
    Net appreciation in fair value of investments.......... $    20,875,656
    Interest and dividends from investments................       3,726,557
    Interest from participant loans........................         486,235
    Participant contributions..............................      11,216,986
    Employer contributions.................................       4,699,496
    Rollover contributions.................................         609,878
    Transfers-in from other plans..........................       3,231,864
                                                            -----------------
         Total additions...................................      44,846,672
                                                            -----------------

DEDUCTIONS:
    Benefits paid to participants..........................     (10,229,363)
    Administrative fees....................................         (92,609)
                                                            -----------------
         Total deductions..................................     (10,321,972)
                                                            -----------------

         NET INCREASE......................................      34,524,700

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR.....     143,759,075
                                                            -----------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR........... $   178,283,775
                                                            =================




















                 See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan that covers certain salaried and hourly employees of Terex Corporation and its subsidiaries ("Terex" or the "Company" or the "Employer") meeting minimum eligibility requirements. The investments of the Plan are held in a trust account by Fidelity Management Trust Company ("Fidelity"), the trustee of the Plan, and Massachusetts Mutual Life Insurance Company ("MassMutual").

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     An Administrative Committee, consisting of at least three members appointed by the Company's Board of Directors, administers the benefit structure of the Plan. The Company is considered the Plan Administrator for purposes of ERISA.

     On December 28, 2000 and January 14, 2002, the Company acquired Fermec North America, Ltd. ("Fermec") and Schaeff of North America, Inc. ("Schaeff"), respectively. Both Fermec and Schaeff maintained 401(k) plans, The Fermec North America, Ltd. 401(k) Plan (the "Fermec Plan") and The Schaeff of North America 401(k) Plan (the "Schaeff Plan"). These plans remained available to Fermec and Schaeff employees. Prior to January 1, 2004, all Fermec and Schaeff employees left or relocated to other Company locations. At that point, these employees became eligible to participate in the Plan, as employees of other Company locations. On September 1, 2004, the plan assets of the Fermec Plan and Schaeff Plan, $68,049 and $30,127, respectively, were merged into the Plan.

     On September 18, 2002, the Company completed the acquisition of Genie Industries, Inc. and its affiliates ("Genie"). The Genie Industries Inc. Profit Sharing 401(k) Plan (the "Genie Plan") merged into the Plan effective February 1, 2003, at which time Genie's employees became eligible to participate in the Plan. In connection with the merger, assets valued at $37,857,384 were transferred into the Plan from the Genie Plan on February 1, 2003.

     On March 26, 2002, the Company completed the acquisition of Telelect Southeast Distribution Inc., ("Telelect SE"). The Telelect East 401(k) Retirement Plan (the "Telelect East Plan") merged into the Plan on April 1, 2003, at which time Telelect SE's employees became eligible to participate in the Plan. In connection with the merger, assets valued at $2,096,038 were transferred into the Plan from the Telelect East Plan on April 1, 2003.

     On February 14, 2003, the Company acquired Commercial Body Corporation ("Commercial Body") and Combatel Distribution, Inc. ("Combatel"). The Commercial Body Corporation Employee Profit Sharing and 401(k) Plan (the "Commercial Body Plan") and the Combatel Distribution, Inc. 401(k) Profit Sharing Plan (the "Combatel Plan") merged into the Plan effective April 1, 2004, at which time the employees of Commercial Body and Combatel became eligible to participate in the Plan. In connection with the merger, assets valued at $1,630,858 and $1,502,830, respectively, were transferred into the Plan from the Commercial Body Plan and the Combatel Plan on April 1, 2004.

     Participant Eligibility - Permanent non-represented employees may begin participation on the first day of the month following their hiring. Eligibility for represented employees is as follows: Koehring Cranes, Inc. ("Koehring") represented employees are eligible after they complete three months of service; and The American Crane Corporation ("American Crane") and Cedarapids, Inc. ("Cedarapids") represented employees are eligible to participate in the Plan on the first day of the month following their hiring.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Participant Contributions - Participants may contribute a maximum of 80% (20% prior to January 1, 2002) of their compensation to the Plan in any combination of pre-tax or post-tax earnings. The maximum pre-tax contribution permitted under Internal Revenue Service ("IRS") regulations in 2004 and 2003 was $13,000 and $12,000, respectively. Participants age 50 and older can elect to make additional pre-tax contributions ("catch-up contributions") up to the limits prescribed by IRS regulations. These additional catch-up contributions are not eligible for matching employer contributions.

     Employer Contributions - With the exception of participants at CMI Terex Corporation ("CMI"), Utility Equipment, Inc. ("Utility Equipment"), Genie and participants represented by collective bargaining units, the Company contributes 50% of the first 8% of base compensation that a participant contributes to the Plan. The Company contributes 15% of the amount that a CMI participant contributes to the Plan, Utility Equipment participants receive company match of 50% of the first 4% contributed to the Plan, and Genie participants receive company match of 100% of the first 4% contributed to the Plan, subject to IRS limits. Effective January 1, 2005, the Company will contribute 50% of the first 8% of base compensation that a Genie participant contributes to the Plan.

     For  represented  employees,  the  employer  contributions  are as  follow:
     Koehring participants receive no employer match; American Crane provides that Terex will match 50% of the first 8% of the participant's contribution; and Cedarapids provides that Terex will match 100% of the first 4% of the participant's salary that is contributed to the Plan. The Company may make, in its sole discretion, supplementary contributions.

     All Company contributions are restricted and are made in Terex Common Stock. However, each calendar year on the first business day of the second quarter, all restricted Company matching contributions in Terex Common Stock will be reclassified to unrestricted, thereby allowing participants to exchange the value of Terex Common Stock into other investment options. All Company matching contributions posted thereafter will once again be restricted and invested in Terex Common Stock until the following first business day of the second quarter.

     Contribution Limits - Contributions are limited in that the sum of: a) total employer contributions and b) total participant pre-tax contributions and c) total participant post-tax contributions, cannot exceed the lesser of: i) $40,000 or ii) 100% of the participant's total compensation for the year. Participants are able to direct current contributions and redistribute accumulated contributions and earnings between investment funds.

     Vesting - Participants are immediately fully vested in their voluntary contributions plus any actual earnings thereon. Participants vest in the employer contribution after one year of eligible service with the exception of the Genie participants who are immediately vested in all Company matching contributions under a safe harbor provision through December 31, 2004. Effective January 1, 2005, Genie participants will vest in accordance with the terms followed by all other participants.

     Forfeitures - Nonvested employer contributions of participants that have separated from the Company become forfeitures and are held in a separate account and may be used to reduce future employer contributions. Effective January 1, 2002, forfeitures can also be used to pay the Plan's administrative expenses. However, participants that return to service within five years from their separation date will be entitled to continue vesting on the employer contributions which were previously forfeited. At December 31, 2004, forfeited nonvested accounts totaled $62,920. These accounts will be used to offset future employer contributions or pay Plan expenses.

     Allocation of Earnings - Each participant's account is credited with contributions and an allocation of earnings from the respective investment funds. A participant's contributions are used to purchase shares in the various investment funds. The value of and the earnings credited to a participant's account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Payment of Benefits - Upon retirement, disability or death, the entire balance of the participant's account becomes payable to the participant or designated beneficiary. Upon any other termination of employment, the participant receives the vested portion of his/her account; however, if the vested portion of the participant's account is greater than $5,000 the participant can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, as defined in the Plan document, or upon attainment of age 59-1/2.

     Participant Loans - Participants may obtain loans in an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the Plan Administrator and certain other restrictions. Terms of all loans are established by the Plan Administrator.

2.   SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis.

     Investments - Plan investments are stated at fair value based on published market prices or other independent sources. Net appreciation (depreciation) in aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year.

     Expenses - Fees and expenses related to administering the Plan are generally paid by Terex. Investment management fees and loan administration fees are paid by participants.

     Payment of Benefits - Benefits are recognized at the time of distribution to the participant.

     Transfers-in - Transfers-in are recognized at the time the assets are received by the Plan.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value except for its investment contract which is valued at contract value with an insurance company (see Note 3). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at the principal amount outstanding; no adjustment to market value is made to reflect current interest rates.

     Payment of Benefits - Benefits are recorded when paid.

     Risks and Uncertainties - The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   INVESTMENTS

     The following presents investments that represent 5 percent of more of the Plan's net assets.

                                                                                December 31,
                                                                ---------------------------------------
                                                                       2004                    2003
                                                                 -------------           --------------
     Terex Corporation Common Stock                          $   31,624,731  *        $  17,185,216   *
     Fidelity Magellan Fund                                              **           $   7,792,564
     Fidelity Equity Income Fund                             $    9,531,699           $   8,462,932
     Fidelity Retirement Money Market Fund                   $   15,465,719           $  15,918,615
     Fidelity Low Price Stock Fund                           $   17,498,863           $  13,478,750
     Fidelity Diversified International Fund                 $   10,516,842           $   7,710,465
     Fidelity Freedom 2030                                   $           **           $   7,398,515
     Investment Contract with Massachusetts Mutual Life
       Insurance Company, #GICO 35024, matures 12/31/05      $   10,490,915           $   9,897,084

      *   Nonparticipant-directed
     ** This investment represents less than 5 percent of the Plan's net assets.

     During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $20,875,656 as follows:

         Mutual Funds                            $        8,856,355
         Common Stock                                    12,019,301
                                                 ------------------
                                                 $       20,875,656
                                                 ==================

     The Plan has an interest in a benefit-responsive investment contract which is valued at contract value as determined by MassMutual, the holder of the contract. The contract value at December 31, 2004 and 2003 was $10,490,915 and $9,897,084, respectively. The contract value represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. At December 31, 2004 and 2003, the fair market value of the contract was approximately $10,782,908 and $10,636,000, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value. The guaranteed annual interest rate is 6 percent.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     The Company's contributions to the Plan are invested solely in Terex Corporation Common Stock (see Note 1 - Description of the Plan). Fidelity holds all Terex common stock in one investment account and does not segregate employer and participant purchased common stock activity. As a result, all Plan investments in Terex common stock are considered nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                           December 31,
                                                  ------------------------------
                                                      2004               2003
                                                  -------------    -------------
     Net Assets:

        Terex Corporation Common Stock..........  $  31,624,731    $  17,185,216

                                                   Year Ended December 31, 2004
                                                   ----------------------------
    Changes in Net Assets:
        Contributions, including employer and
          participant contributions.....................   $    4,980,617
        Net appreciation...............................        12,019,301
        Transfers from participant-directed investments         2,892,481
        Withdrawals....................................        (1,076,270)
        Net loan activity..............................          (202,867)
        Expenses paid..................................            (1,788)
        Transfers to participant-directed investments..        (4,153,195)
        Forfeitures....................................           (18,764)
                                                          ------------------
                                                          $    14,439,515
                                                          ==================

5.   PARTY-IN-INTEREST

     Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity also serves as a custodian and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for the investment management services amounts to $92,609 for the year ended December 31, 2004.

6.   INCOME TAX STATUS

     The Plan received a determination letter, dated May 5, 2004, in which the IRS stated that the Plan met the qualification requirements of Sections 401(c) and 401(k) of the Internal Revenue Code (the "IRC") and that the Plan is exempt from federal income taxation. The determination letter included the amendment to the Plan dated December 12, 2002. Subsequent to December 12, 2002, the Plan has been amended. However, the Plan Administrator and the Plan's tax counsel believe that the Plan, as amended, continues to be qualified and exempt from tax under Sections 401(c) and 401(k) of the IRC.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


7.   TERMINATION OF THE PLAN

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each participant's account will be distributed as directed by the Trustees. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

8.   NONEXEMPT TRANSACTIONS

     During 2003, the Company did not remit participant contributions timely in the case of one business unit. The contributions were remitted to the Plan in 2004. The nonexempt transaction has no effect on the tax status of the Plan.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004
--------------------------------------------------------------------------------

                                                    (c) Description of Investment
                                                        Including Maturity Date,
          (b)Identity of Issue, Borrower, Lessor        Rate of Interest, Collateral,
 (a)         or Similar Party                           Par or Maturity Value             (d) Cost      (e) Current Value
 ---      --------------------------------------    ---------------------------------     --------      -----------------
          Mutual Funds:
  *       Baron Growth Fund                         Registered Investment Company                       $      1,006,824
  *       Janus Mid Cap Value Fund                  Registered Investment Company                              1,713,568
  *       Fidelity Magellan Fund                    Registered Investment Company                              7,601,031
  *       Fidelity Contrafund                       Registered Investment Company                              7,915,301
  *       Fidelity Equity-Income Fund               Registered Investment Company                              9,531,699
  *       Fidelity Growth Company Fund              Registered Investment Company                              4,975,560
  *       Fidelity Intermediate Bond Fund           Registered Investment Company                              5,352,862
  *       Fidelity Mortgage Securities Fund         Registered Investment Company                              1,779,034
  *       Fidelity Independence Fund                Registered Investment Company                                305,119
  *       Fidelity OTC Portfolio                    Registered Investment Company                              2,237,784
  *       Fidelity Balanced Fund                    Registered Investment Company                              6,437,560
  *       Fidelity Convertible Securities Fund      Registered Investment Company                                384,810
  *       Fidelity Utilities Fund                   Registered Investment Company                                410,791
  *       Fidelity Low Priced Stock Fund            Registered Investment Company                             17,498,863
  *       Fidelity Aggressive Growth Fund           Registered Investment Company                              1,825,853
  *       Fidelity Diversified International Fund   Registered Investment Company                             10,516,842
  *       Fidelity Dividend Growth Fund             Registered Investment Company                              3,487,373
  *       Fidelity Freedom Income Fund              Registered Investment Company                                125,266
  *       Fidelity Freedom 2000 Fund                Registered Investment Company                              2,581,380
  *       Fidelity Freedom 2010 Fund                Registered Investment Company                              5,199,586
  *       Fidelity Freedom 2020 Fund                Registered Investment Company                              4,993,859
  *       Fidelity Freedom 2030 Fund                Registered Investment Company                              8,442,330
  *       Fidelity High Income Fund                 Registered Investment Company                              1,688,776
  *       Fidelity Retirement Money Market
          Portfolio Fund                            Registered Investment Company                             15,465,719
  *       Spartan U.S. Equity Index Fund            Registered Investment Company                              2,597,832
  *       Fidelity Freedom 2040 Fund                Registered Investment Company                                184,381
                                                                                                        ------------------
                                                                                                             124,260,003
       Common Stock:
  *       Terex Corporation                         Common Stock                          $15,328,778         31,624,731
       Investment Contracts:
          MassMutual                                Guaranteed Investment Contract                            10,490,915
       Commingled Pool of Investments:
  *       Fidelity Managed Income Portfolio         Commingled Pool of Investments                             2,648,665
       Loans:
  *       Participants' Loans                       Interest rates ranging from
                                                    4.5% to 9.5% and with
                                                    maturities through 2019                                    8,397,246
                                                                                                        ------------------
                                                      Total                                             $    177,421,560
                                                                                                        ==================


       * Denotes a party-in interest to the Plan.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


Identity of        Relationship                                   Purchase    Selling     Lease                Current    Net Gain
Party Involved      to Plan      Description            Price      Price       Rental    Expenses     Cost      Value     or (Loss)
--------------      -------      -----------            -----      -----       ------    --------     -----    -------    ---------
Terex Corporation  Sponsor       Sponsor failed to
                                  remit participant
                                  contributions timely  $4,233    $ ---       $ ---      $ ---       $4,233    $4,233     $ ---


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            Terex Corporation and Affiliates'
                                            401(k) Retirement Savings Plan


                                            /s/ Phillip C. Widman
Date: June 29, 2005                         By:  Phillip C. Widman
                                            Senior Vice President and
                                             Chief Financial Officer
                                            Terex Corporation